UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04028721

May 13, 2004

Act Exchange Act of 1934
Section
Rule 14e-1(b)
Public Availability May 13, 2004

Via facsimile and US mail

Bradley L. Finkelstein, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94306

Re: Epicor Software Corporation
Request for no-action relief under Rule 14e-1(b)

Dear Mr. Finkelstein,

We are responding to your letter dated May 13, 2004 to Brian V. Breheny and Nicholas P. Panos, as supplemented by telephone conversations with the staff of the Division of Corporation Finance, with regard to your request for no-action relief. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as defined in your letter.

Without necessarily concurring in your analysis, and based on your oral and written representations and the facts and circumstances presented, the staff will not recommend that the Commission take enforcement action under Rule 14e-1(b) against Epicor if the Offer is conducted based on the pricing mechanism and in the manner described in your letter.

In granting the requested relief, we note in particular that:

- Epicor common stock is listed on the Nasdaq National Market and share prices for Scala ordinary shares are publicly available on the Euronext and Euronext Amsterdam websites and a variety of other financial news providers.
- A mechanism for determining the offer price will remain fixed throughout the duration of the Offer and will be based on the market prices for Epicor common stock.
- Scala shareholders will be able to determine the minimum cash payment to be received at the outset of the exchange offer and throughout the entire offer period.

- Epicor will also provide a toll-free number at each date during the offer period that will enable Scala shareholders to determine the minimum cash payment to be received as if the Offer were to be completed on that date.

- The final cash payment will be determined based upon Epicor's average trading price during the Determination Period and the final cash payment will be announced at least two trading days prior to the scheduled expiration of the Offer.

- Epicor will issue a press release to publicly announce the final cash amount prior to the opening of trading on the second trading day prior to the expiration of the Offer.

The foregoing no-action position is based solely on your oral and written representations and the facts presented in your letter and in telephone conversations with the staff, and is strictly limited to the application of those rules to the proposed transaction. Such transaction should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 10(b) and 14(e), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offer. The Division expresses no views with respect to any other questions that the proposed transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

Sincerely,

For the Division of Corporation Finance,

Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

WSGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

May 13, 2004

VIA OVERNIGHT MAIL

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attention: Brian V. Breheny
Nicholas P. Panos
Office of Mergers & Acquisitions
Division of Corporation Finance

Re: Epicor Software Corporation
Request for no-action under Rule 14e-1(b)

Ladies and Gentlemen:

We are writing on behalf of our client, Epicor Software Corporation, a Delaware corporation, in connection with its proposed exchange offer to acquire all of the outstanding ordinary shares of Scala Business Solutions N.V., a public company with limited liability (*Naamloze Vennootschap*) organized under the laws of the Netherlands, announced by Epicor on November 14, 2003 (the "Offer"). The Offer has been recommended by the management and supervisory boards of Scala.

We are requesting confirmation that, with respect to Epicor, the staff of the Division of Corporation Finance (the "Staff"), will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") with respect to Rule 14e-1(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if the Offer pricing mechanism is conducted as described below.

I. BACKGROUND

Epicor

Epicor designs, develops, markets and supports business enterprise software solutions for mid-sized companies, as well as subsidiaries and divisions of larger companies, primarily in major developed markets, such as North America, Western Europe, Australia and New Zealand. Shares of Epicor common stock and associated preferred stock purchase rights are registered under Section 12(g) of the Exchange Act and listed on the Nasdaq Stock Market's National Market under the trading symbol "EPIC." Epicor is eligible to register issuance of its securities on Form S-3.

Scala

Scala designs, develops, markets and supports integrated enterprise resource planning, customer relationship management, and supply chain management solutions on a web services platform for companies in emerging markets, such as Central and Eastern Europe, Russia, China and Latin America. Scala ordinary shares are listed on the Euronext Stock Exchange, Amsterdam ("Euronext Amsterdam") under the trading symbol "SCALA." Security issuers listed on Euronext Amsterdam are traded on the unified market of Euronext N.V., which includes the Brussels, Paris and Amsterdam stock exchanges. Euronext Amsterdam is the primary and only officially recognized equity market in the Netherlands, and is the largest and most liquid equity market in the Netherlands. Scala is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act. Scala ordinary shares are not registered under the Exchange Act and Scala ordinary shares do not trade on any United States national securities exchange and are not quoted on Nasdaq. Epicor is not aware of any established trading market for Scala ordinary shares in the United States and, to Epicor's and Scala's knowledge, no American depositary receipt program has been established with respect to Scala ordinary shares. Further, Scala is not required to, and does not, file reports pursuant to Section 13(a) or 15(d) of the Exchange Act or furnish reports pursuant to Rule 12g3-2 under the Exchange Act.

The Offer

On November 14, 2003, Epicor and Scala entered into an agreement (the "Merger Protocol"), pursuant to which Epicor agreed, on the terms and subject to the conditions specified in the Merger Protocol, to offer to exchange, for each ordinary share of Scala that is validly tendered and not properly withdrawn, 0.1795 shares of Epicor common stock and $1.8230 in cash, subject to adjustment as described below.

The Offer will be conducted as a single offer made concurrently in the Netherlands and the United States and certain other jurisdictions in which the Offer may be legally extended. Epicor has filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act") (Commission File No. 333-114475), to register the offer and sale of shares of Epicor common stock to be issued in connection with the Offer (the "Form S-4"). The Form S-4 will contain a prospectus with respect to the issuance of Epicor common stock in the Offer. In addition, Epicor will make publicly available, in accordance with the rules of the Netherlands Authority for the Financial Markets (*de Autoriteit Financiële Markten*) of the

Netherlands (the "AFM"), an offering memorandum (*biedingsbericht*) ("Offering Memorandum") with respect to the Offer. The Offer is subject to, and will be completed in compliance with, the 1995 Act on the Supervision of Securities Trade (Wet toezicht effectenverkeer 1995 / Wte 1995) (Netherlands) and the 1995 Decree on the Supervision of the Securities Trade (Besluit toezicht effectenverkeer 1995 / Bte 1995) (Netherlands) (the "Dutch Bidding Rules").[1]

Upon effectiveness of the Form S-4, and receipt of final comments from the AFM on the Offering Memorandum, Epicor intends to commence the Offer on the terms and subject to the conditions of the Merger Protocol in accordance with applicable provisions of Section 14(e) of the Exchange Act and the rules and regulations thereunder (subject to the relief requested herein) and the Dutch Bidding Rules. The shares of Epicor common stock to be issued in the Offer will be listed on the Nasdaq National Market. In addition, upon successful completion of the Offer, Epicor expects to terminate the listing of ordinary shares of Scala on Euronext Amsterdam. However, in order to commence such a delisting, Epicor must own in excess of 95% of the outstanding common stock of Scala. In addition, Epicor intends to effectuate a corporate restructuring of Scala so as to acquire any shares not tendered into the Offer, which may include, among other possibilities, a "buy-out" procedure under Dutch law, a transfer of assets or employees, or a legal merger in accordance with Dutch law.

The Offer Price Adjustment

Pursuant to terms of the Merger Protocol, Scala shareholders are protected, by means of an additional cash payment, from certain decreases in the value of Epicor common stock. Epicor will increase the cash portion offered per ordinary share of Scala in the Offer if the product of (i) the average closing price per share of Epicor common stock during the ten trading-day period ending two full trading days prior to expiration of the Offer (the "Determination Period") and (ii) 0.1795 is less than $1.8327, in which case Epicor will increase the cash portion by the amount such product is less than $1.8327, up to a maximum of $0.3665. The amount of $1.8327 used in the formula represents the product of 0.1795 and Epicor's closing trading price on Nasdaq National Market of $10.21 two days preceding the execution of the Merger Protocol.

Epicor intends to issue a press release publicly announcing the final cash amount to be paid in the Offer prior to the opening of trading at the end of the last Nasdaq trading day ending two full Nasdaq trading days prior to the expiration of the Offer. In addition, at that time, Epicor will also publish the final cash amount in one or more daily newspapers with nation-wide

[1] The Offering Memorandum will be filed by Epicor pursuant to Rule 425 and will be an exhibit to the Form S-4. Based on the filing of the Form S-4, Epicor has requested and received a dispensation from the AFM from the requirement to file a so-called "Bte-Prospectus."

distribution in the Netherlands and an advertisement in the Euronext Amsterdam Daily Official List, and Epicor will file a report on Form 8-K on the second trading day prior to the expiration of the Offer to set forth the final cash amount, which filing will be incorporated by reference into the Form S-4. Epicor will provide in the prospectus and the Offering Memorandum a toll-free number to obtain the final exchange ratio starting at the end of the last Nasdaq trading day ending two full Nasdaq trading days prior to the expiration of the Offer. This toll-free number will be available throughout the tender period to provide callers with the exchange ratio on each day during the Offer as if the exchange ratio had been determined on that date.

II. DISCUSSION OF APPLICABLE LAW

Rule 14e-1(b)

Rule 14e-1(b) under the Exchange Act provides that "no person who makes a tender offer shall . . . [i]ncrease or decrease . . . the consideration offered . . . in a tender offer unless such tender offer remains open for at least ten business days from the date that notice of such increase or decrease is first published or sent or given to security holders."

The Offer is structured so Scala shareholders tendering their shares are protected from reductions in the trading price of Epicor common stock that would reduce the value of the Epicor common stock offered and, as a result, the total consideration. Scala shareholders will also receive the benefit of any increase in Epicor's stock price subsequent to execution of the Merger Protocol.

The chart below demonstrates the cash value of the total offering price for different possible trading values for Epicor during the ten trading day period ending two full trading days prior to the expiration of the Offer. This chart will be reprinted in the prospectus contained in the Form S-4 and the Offering Memorandum.

Average Closing Price Per Share of Epicor Common Stock	Average Closing Price Per 0.1795 of a Share of Epicor Common Stock	Shares of Epicor Common Stock Offered Per Scala Ordinary Share	Original Cash Offered per Scala Ordinary Share before Adjustment	Additional Amount of Cash Offered per Scala Ordinary Share	Adjusted Total Cash Offered Per Scala Ordinary Share
$ 10.50	$ 1.8327	0.1795	$ 1.8230	$ 0.0000	$ 1.8230
$ 10.21	$ 1.8327	0.1795	$ 1.8230	$ 0.0000	$ 1.8230
$ 9.78	$ 1.7555	0.1795	$ 1.8230	$ 0.0772	$ 1.9002
$ 8.56	$ 1.5365	0.1795	$ 1.8230	$ 0.2962	$ 2.1192
$ 8.17	$ 1.4665	0.1795	$ 1.8230	$ 0.3662	$ 2.1892
$ 7.55	$ 1.3552	0.1795	$ 1.8230	$ 0.3665	$ 2.1895
$ 6.75	$ 1.2116	0.1795	$ 1.8230	$ 0.3665	$ 2.1895

As indicated in the chart, to the extent that Epicor's stock price during the Determination Period trades at or in excess of $10.21, no adjustment will be made to the cash portion, and the aggregate value of consideration to be received by Scala shareholders will fluctuate based on the value of Epicor common stock at closing as it would in any exchange offer where a fixed number of shares of the acquiror's securities are being offered. By contrast, if Epicor's stock price during the Determination Period is below $10.21, Scala shareholders will be protected from such decrease up to the maximum adjustment of $0.3665.

The formula to determine the total cash consideration offered will remain fixed throughout the period that the Offer remains open. To the extent that Epicor common stock trades lower than its trading price prior to signing of the Merger Protocol during the Determination Period, to compensate for such reduction, Scala shareholders will receive an additional cash payment, subject to the $0.3665 maximum. As a result, Scala shareholders will receive a fixed minimum value of cash and a fixed number of shares. We believe that the Offer as proposed to be conducted, including the price adjustment mechanism, is consistent with Rule 14e-1(b), because the formula remains fixed throughout the tender period and the final cash payment is announced at least two trading days prior to the scheduled expiration of the Offer. We do not believe, and respectfully request that the Staff confirm, that under Rule 14e-1(b), Epicor would be required to extend the expiration date of the Offer for an additional ten business days following the announcement of the final cash payment (unless the formula were changed, or the minimum or maximum amounts altered).

In Lazard Freres & Co. (August 11, 1995), the Staff provided interpretive advice that a pricing mechanism determined based upon average trading prices over a specified period ending not later than the second full business day prior to the expiration day, subject to a minimum and maximum, was consistent with Rule 14e-1(b) and that a bidder would not be required to extend the offer period for ten business days following the determination of the offer price. The Lazard Freres & Co. interpretation was given based on the following facts: the offered securities and the securities subject to the offer were both listed on a national securities exchange or the Nasdaq Stock Market, the final offer price is publicly announced by the offeror by means of press release prior to the opening of trading on the second trading day prior to the date of the expiration of the offer, and the offeror provides in the offering circular a toll-free number for an information agent who would provide callers with the exchange ratio on each day during the exchange offer as if the exchange ratio had been determined on that date. In addition, the Lazard Freres & Co. letter also contemplated that the offeror would file an amendment to the offeror's Schedule 14D-1 (now Schedule TO) setting forth the final exchange ratio and including the press release as an exhibit. In Lazard Freres & Co., the proposed formula given as an example varied the number of shares such that the cash value of the securities received by the shareholders at the completion of the exchange offer was as close as possible to a fixed amount.

As was the case in the Lazard Freres & Co. example, in the Offer the mechanism for determining the offer price will remain fixed throughout the duration of the Offer and will depend upon the market prices for Epicor common stock. The final cash payment will be determined based upon Epicor's average trading price during the Determination Period. Epicor will issue a press release to publicly announce the final cash amount prior to the opening of trading on the second trading day prior to the expiration of the Offer. Epicor will also provide a toll-free number to obtain the cash amount at each date during the offer period as if the Offer were to be completed on that date. As set forth in the example in the Lazard Freres & Co. letter, the adjustment to the consideration in the Offer is subject to a maximum, or "cap," and, a minimum, since there is no adjustment to the cash consideration to the extent that Epicor common stock trades in excess of its price prior to the execution of the Merger Protocol.

The Offer is not subject to Rule 14(d) of the Exchange Act and therefore Epicor will not file an amendment to a Schedule TO (formerly a Schedule 14D-1) as contemplated in Lazard Freres & Co. However, Epicor's press release will be filed under Rule 425 of the Securities Act in reliance on Rule 165 of the Securities Act, and Epicor will file a current report on Form 8-K on the second trading day prior to the expiration of the Offer to set forth the final cash amount, which filing will be incorporated by reference into the Form S-4.

While Epicor common stock is listed on the Nasdaq National Market, in contrast to the target in the Lazard Freres & Co. example, Scala ordinary shares are not listed in the United States but rather are listed on the principal exchange in Scala's home jurisdiction of the Netherlands, Euronext Amsterdam. We believe that Euronext Amsterdam is a highly liquid market whose prices are widely available in the Netherlands and throughout Europe. As with Nasdaq, share prices for Scala are available on the Euronext and Euronext Amsterdam websites (http://www.euronext.com and http://www.aex.nl) (delayed 15 minutes from the real-time prices) and a variety of other financial news providers. As in Lazard Freres & Co., due to the public market for both Epicor and Scala securities and ready public availability of shares prices for both companies, we believe that there will be minimal opportunity for manipulation of prices.

Epicor's adjustment formula also differs slightly from that proposed in Lazard Freres & Co. insofar as the Offer comprises a combination of stock and cash and in the Offer the adjustment used to fix the value to be received by Scala shareholders within the minimum and the maximum is made to the cash consideration rather than to the number of shares being offered. However, we believe that the practical effect of the adjustment is the same; the formula for the exchange remains fixed throughout the tender period and the total value of the consideration in the Offer, within the minimum and the maximum, remains the same. As in Lazard Freres & Co., because the value of the consideration offered does not increase or decrease – only the amount of cash changes within the confines of the specified formula which is tied to an objective measure, the trading price of the acquiror's securities – we believe the Offer complies with Rule 14e-1(b) under the Exchange Act and Epicor is not required to extend the Offer for an additional ten business days following the final determination of the cash portion of the Offer.

We believe that this position is consistent with the no-action relief granted by Division of Corporation Finance and the Division of Market Regulation in AB Volvo (May 16, 1997). In AB Volvo, Volvo sought to redeem 5% of its outstanding share capital in compliance with Section 14(e) of the Exchange Act. The principal market for Volvo shares was the Stockholm Stock Exchange. The redemption price, which was paid in cash, was to be based on a formula equal to the three highest daily volume-weighted average trading prices of Volvo's Class B shares during a specified trading period that ended not later than second full business day preceding the expiration of the tender offer period, plus 40 Swedish Kronor. Although the formula did not specify a minimum or maximum amount, with respect to the maximum amount, Volvo asserted that unlike in the context of a third party offer, Volvo was not motivated to limit the redemption price that would be paid to its stockholders. With respect to the minimum amount, Volvo reasoned that stockholders could determine the minimum amount to be received at least two trading days prior to the expiration of the tender offer period. Similar to the Volvo offer, in which shareholders could determine the minimum amount of cash to be paid by the end of the third day of the formula period, Scala shareholders will be able to determine with certainty the minimum cash payment to be received at the outset of the exchange offer and throughout the entire period of the offer, and the final cash payment will be determined at least two trading days prior to the expiration of the tender offer period. There is no maximum aggregate value of cash and stock to be received by Scala shareholders, although the cash payment is subject to a maximum.

Under Article 9i subsection b of the Dutch Bidding Rules,[2] Epicor is required to set forth the specific price being offered to Scala shareholders in the Offering Memorandum. Epicor has applied for, and received, a dispensation from the AFM from this requirement of the Dutch Bidding Rules. Specifically, the AFM concluded that, since the pricing mechanism will be set forth in the Offering Memorandum, will remain fixed throughout the tender period, is based on objective parameters and sets forth the minimum and maximum to be received by Scala shareholders, article 9i subsection b of the Dutch Bidding Rules is not reasonably capable of being met by Epicor and the rationale of that provision has been sufficiently fulfilled in a different manner.

III. REQUEST FOR RELIEF

[2] The English translation of Article 9i subsection b is as follows: "The offer document in respect of a firm offer shall contain at least . . . the proposal to acquire the securities in accordance with a specified price or exchange ratio."

Epicor believes that the conduct of the Offer by means of the pricing mechanism disclosed herein is consistent with Rule 14e-1(b). In light of the foregoing, we respectfully request that the Staff provide confirmation that it will not recommend any enforcement action under Rule 14e-1(b) against Epicor if the Offer is conducted based on the pricing mechanism and in the manner described herein.

If you have any questions with respect to this request or require any additional information, please do not hesitate to call the undersigned at 650-493-9300.

In accordance with Securities Act Release No. 33-6269 (December 5, 1980), enclosed are seven (7) additional copies of this letter. Please acknowledge receipt of this letter by date-stamping the enclosed extra copy of this letter and returning it to the undersigned in the enclosed, self-addressed stamped envelope.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Bradley L. Finkelstein

cc: John Ireland, Esq., Epicor Software Corporation
Ann Beth Bejgrowicz, Esq. Skadden, Arps, Slate, Meagher & Flom (UK) LLP
Katharine A. Martin, Esq.
Steve L. Camahort, Esq.